Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 8, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anuja A. Majmudar
Attorney-Advisor
Office of Energy & Transportation

Re:	Sun Country Airlines Holdings, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted December 22, 2020
CIK No. 0001743907

Dear Ms. Majmudar:

On behalf of Sun Country Airlines Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 2 to the Draft Registration Statement which was submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 22, 2020.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 19, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary, page 1

1.

Where you make qualitative statements about your business during the COVID-19 pandemic, please provide objective support or identify the statements as your belief. For example, beginning on page 1, you make the following statements:

•

“In addition, low cost, leisure focused carriers, similar to Sun Country, have been more resilient during economic downturns, including the current COVID-19 induced downturn, when compared to business-travel-focused legacy carriers.”

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

•

“While all scheduled service airlines were negatively impacted by the COVID-19 induced industry downturn, low-cost leisure focused airlines, such as Sun Country Airlines, outperformed business-travel-focused legacy network airlines.”

In addition, please clarify your references to “more resilient” and “outperformed” in connection with such statements.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to identify qualitative statements about the Company’s business during the COVID-19 pandemic that are not objectively supported in the Registration Statement as the Company’s belief. Please see, for example, pages 1, 3, 111 and 113 of the Registration Statement. Furthermore, the Company has revised the Registration Statement so that it no longer refers to the Company being more resilient than other airlines during the COVID-19 pandemic, and the remaining statements in the Registration Statement regarding the Company’s performance relative to other airlines during the COVID-19 pandemic are based on the objective support of pre-tax and operating income margins for the nine months ended September 30, 2020 as stated in the Registration Statement.

COVID-19 Induced Downturn, page 3

2.

Your disclosure at the beginning of this section briefly states that you “were not unaffected by this downturn” but then focuses on how you mitigated the impact of COVID-19 “better than any other large U.S. passenger airline.” Please briefly discuss in this section the adverse impact of the pandemic on your business, operating results, financial condition and liquidity. For example, we note your disclosure on page 4 that your financial and operating results and business operations for your scheduled service and charter businesses have been materially and adversely impacted by COVID-19, which impact is likely to continue during the duration of the pandemic. We also note your related risk factor disclosure on pages 23-25, and your discussion on page 76 regarding trends and uncertainties related to the pandemic.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 3 and 113 of the Registration Statement.

3.

We note your statement that “[d]uring 2020, we generated higher operating income margins than any other mainline U.S. passenger airline while being the only mainline U.S. airline to also have positive pre-tax income margins.” Please balance this disclosure to address whether such positive margins were due to your charter and cargo businesses as opposed to your passenger business. In addition, please clarify, if true, that such statement is based on results through the third quarter of 2020 only. We note your related tabular presentation on page 4.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 3 and 113 of the Registration Statement.

Prospectus Summary

COVID-19 Induced Downturn, page 3

4.

We note your presentation of the bar graph on page 4 showing operating income margin for yourself and eight other airlines and the explanation you provide in footnote 1 which indicates that you have adjusted the results of your competitors “to remove identified one-time items such as asset sales, impairment charges and non-cash stock compensation expense.” Tell us your basis for presenting this information for the other airlines and clarify how you derived the operating income margin and ensured consistent calculation of the margin for each of them.

The Company acknowledges the Staff’s comment and advises the Staff that in calculating the relevant adjusted operating income margins presented in the Registration Statement the Company consistently adjusted the results of both the Company and its competitors to remove one-time items such as asset sales, severance costs, impairment charges, restructuring charges and non-cash stock compensation expense in order to better compare the operating performance of the Company to the competitors presented. In the case of the Company’s competitors, the one-time items were identified by the relevant airline in its public filings. The Company did not adjust the results of the Company or its competitors to exclude the benefits received by the Company or such competitor under the CARES Act, which the Company also believes is important for a consistent presentation.

The Company derived the operating income margin for each airline by adjusting such airline’s operating income as described above and dividing such airline’s adjusted operating income by such airline’s operating revenue, in each case based on information reported by such airline in its public filings. The Company believes that excluding these items, which are not representative of ongoing costs, results in a more comparable metric across airlines that is useful in understanding how the Company performed during the COVID-19 induced downturn as compared to its competitors. The Company notes that the adjustments include items that both improve and worsen the reported performance of the airlines; however, in all but one case (Southwest Airlines), presenting operating income margin for Company’s competitors without the relevant adjustments would be less favorable to the Company’s competitors and would result in a significantly greater disparity between the Company’s performance and that of its competitors. While the itemized adjustments for each airline vary based on their respective reported results, the Company’s methodology was consistent across all of its competitors. Because airlines present a variety of financial metrics in their public filings that are not necessarily directly comparable to their competitors, the Company’s goal was to present a metric that was calculated consistently across airlines and provide useful information to investors that allows them to understand the relative performance of airlines during the nine months ended September 30, 2020.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

5.

Further to the above, we note from your disclosure on page 123 that you also consider Hawaiian Airlines to be a key competitor. Please clarify why this airline is not presented in your bar graph on page 4.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to remove Hawaiian Airlines as the Company does not consider it to be a key competitor. Please see page 122 of the Registration Statement.

Prospectus Summary

Our Competitive Strengths, page 4

6.

We note your disclosure on page 7 that your Adjusted CASM declined from 7.80 cents for the year ended December 31, 2017 to 6.31 cents for the year ended December 31, 2019, and your disclosure that Adjusted CASM for all U.S. airlines increased in 2020 as a result of the COVID-19 induced downturn. Please balance your disclosure in this section to disclose your Adjusted CASM for the nine months ended September 30, 2020. We note your related disclosure on page 21.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 7 and 117 of the Registration Statement.

Our Competitive Strengths

Tactical Mid-Life Fleet with Flexible Operations, page 5

7.

We note your statement that you “maintain low aircraft ownership costs by purchasing mid-life Boeing 737-800 aircraft, which have a lower purchase price, when compared to new Boeing 737 aircraft, that more than offsets their moderately higher operating costs.” However, we note in your prior submission a statement that “Older aircraft on average require higher ongoing maintenance and repair costs,” which provided a more balanced perspective of the ownership of mid-life versus new aircraft. Describe the assumptions underlying your statement that your lower aircraft purchase price more than offsets the “moderately higher” operating costs to support the revised disclosure.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 5 and 115 of the Registration Statement. In addition, the Company advises the Staff that the statement that the lower acquisition cost of mid-life Boeing 737-800 aircraft more than offsets their higher ongoing maintenance and repair costs is based on analysis of the Company’s current monthly aircraft ownership costs as compared to monthly market ownership costs of new aircraft. For this analysis, the Company used the market average rent of 737-800s, as reported by the third-party valuation firm Ascend, fuel costs based on the Company’s historical fuel burn at market prices, average maintenance costs based on the Company’s projected maintenance event intervals and anticipated costs based on historical maintenance, and average irregular operations costs based on the Company’s historical irregular operations. The assumptions underlying the cost of new Boeing 737

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

aircraft were based on the market rent for new Boeing 737MAX8 aircraft as this is the new variant of the Boeing 737-800, maintenance event intervals provided by Boeing and maintenance event costs based on the Company’s historical maintenance costs (which the Company believes will be the same for the Boeing 737-MAX8 on an event basis), estimated fuel burn provided by Boeing at market prices, and irregular operations costs based on the Company’s historical irregular operations costs and expected aircraft disruption. This analysis showed that while fuel, maintenance and irregular operations costs of mid-life Boeing 737-800 aircraft are higher than those of new Boeing 737 aircraft, those costs are more than offset by the lower rental cost of mid-life Boeing 737-800 aircraft.

Prospectus Summary

The Offering, page 14

8.	Where you discuss your dividend policy on page 15, please also disclose the prohibition on dividends imposed by the CARES Act Loan Agreement.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment to disclose that restrictions on dividends imposed by the CARES Act will limit the Company’s ability to pay dividends. Please see page 14 of the Registration Statement.

Use of Proceeds, page 64

9.

We note that you intend to allocate your proceeds for general corporate purposes and “anticipate using a significant portion...to implement [your] growth strategies and generate funds for working capital.” If more detailed information is known regarding plans for the proceeds, please revise this section accordingly. In this regard, we note your disclosure on page 9 regarding your focus, following the end of the COVID-19 pandemic to “grow [your] passenger aircraft fleet” and initiatives to convert to an “owned (versus leased) model for aircraft ownership” as well as your risk factor disclosure on page 59 indicating that you may invest the proceeds in “short-term, investment-grade, interest-bearing securities.”

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 63 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 90

10.

We note from your response to prior comment 6 that you believe the presentation of Adjusted EBITDAR is “useful information for investors since it is utilized by the Company’s management for measuring the Company’s financial performance excluding the cost of its legacy operating leased aircraft.” However, you also state on page 91 that “Adjusted EBITDAR should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring cash

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

operating expense that is necessary to operate [y]our business.” Because of this limitation, Adjusted EBITDAR should not be referred to as a performance measure. Therefore, revise your disclosure to refer to Adjusted EBITDAR solely as a valuation measure and to further emphasize the limitations of its use.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 18 and 90 of the Registration Statement.

Adjusted CASM, page 93

11.

Where you provide a discussion of Adjusted CASM, please revise to include discussion of the most directly comparable GAAP measure of CASM with equal or greater prominence. Refer to Item 10(e)(1)(i)A of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretation of Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 7, 9, 73, 116 and 118 of the Registration Statement.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

12.

Tell us the nature of the amounts presented in the line item Reduction of Operating Lease Right-of-Use-Assets in the statements of cash flows for the year ended December 31, 2019 and the nine months ended September 30, 2020 and 2019. In your response, address why these amounts are classified as cash flows from operating activities.

The Company acknowledges the Staff’s comment and advises the Staff that the line item Reduction of Operating Lease Right-of-Use-Assets in the statements of cash flows represents the operating lease cost associated with the right-of-use assets recognized in connection with our aircraft under operating lease. The Company also refers the Staff to the line item Reduction in Operating Lease Obligations within the cash flows from operating activities section. The combined change of these two line items represents the non-cash operating lease cost. Consistent with the guidance in ASC 842-20-45-5(c), payments arising from operating leases are classified within operating activities. ASC 842 does not explicitly address gross vs. net presentation and ASC 230 provides limited guidance on applying the indirect method. However, the Company believes that gross presentation is consistent with ASC 230-10-45-7 which states that gross presentation is generally more relevant than net.

Anuja A. Majmudar

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

Notes to Consolidated Financial Statements

Note 1. Company Background

Amazon Agreement, page F-9

13.	Please clarify the following as it relates to the description of terms in the contract with Amazon.com Services, Inc. (“Amazon”):

•

You indicate that Amazon will supply the aircraft to be used to provide the air cargo services. However, we also note disclosure on page 128 that indicates you will sublease the aircraft directly from Amazon. Revise your disclosure to explain how you will account for the sublease of the aircraft under this agreement;

•

With regard to the reimbursement of expenses by Amazon under this agreement, we note disclosure on page F-57 which states that “Revenues for items that are reimbursed through airline service agreements, including consumption of aircraft fuel, are generally recognized net, as the costs are incurred.” Based on this disclosure, it is not clear whether the reimbursement of such costs is recognized as revenue or recognized as an offset to the costs incurred. Clarify how you account for reimbursed costs under this agreement and provide reference to the relevant accounting guidance you relied upon;

•

We note that a component of the fee you receive under this agreement is based on a set rate per cycle and block hour flown. However, we note only the definition of “block hours” is provided in the Glossary of Terms on page iii. Revise to provide the definition of “cycle” as well; and

•	Expand your disclosure, where applicable, to describe how you determined that the fair value of the Amazon warrants as of December 31, 2019 was $139.43 per share.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages iv, 127, F-9, F-10, F-50 and F-57 of the Registration Statement.

*                     *                    *

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	Katherine Shaia

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Eric Levenhagen

Sun Country Airlines Holdings, Inc.

Michael Kaplan

Davis Polk & Wardwell LLP